                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 9)

                            Ramsay Health Care, Inc.
                   -----------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $.01
                   -----------------------------------------
                         (Title of Class of Securities)

                                   751582206
                   -----------------------------------------
                                 (CUSIP Number)

                             Thomas M. Haythe, Esq.
                                Haythe & Curley
                                237 Park Avenue
                           New York, New York  10017
                                 (212) 880-6000
                           -------------------------
            (Name, Address and Telephone Number of Person Authorized
                    to Received Notices and Communications)

                                October 12, 1995
            (Date of Event which Requires Filing of this Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 8 Pages)

                                 Schedule 13D

CUSIP No. 751582206                                            Page 2 of 8 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Paul Ramsay Holdings Pty. Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)                      X
     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC, SC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New South Wales, Australia

NUMBER OF SHARES          7.  SOLE VOTING POWER
BENEFICIALLY OWNED                   0
BY EACH REPORTING
PERSON WITH               8.  SHARED VOTING POWER
                                  3,104,758

                          9.  SOLE DISPOSITIVE POWER

                                      0
                         10.  SHARED DISPOSITIVE POWER
                                  3,104,758

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,104,758

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.9%

14.  TYPE OF REPORTING PERSON

     CO

                              (Page 2 of 8 Pages)

                                 Schedule 13D

CUSIP No. 751582206                                            Page 3 of 8 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ramsay Holdings HSA Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)    X
     (b)

3.   SEC USE ONLY

4.    SOURCE OF FUNDS

      Not applicable.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Barbados

NUMBER OF SHARES         7.  SOLE VOTING POWER
BENEFICIALLY OWNED                 0
BY EACH REPORTING
PERSON WITH              8.  SHARED VOTING POWER
                                2,117,065

                         9.  SOLE DISPOSITIVE POWER
                                    0

                        10.  SHARED DISPOSITIVE POWER
                                2,117,065

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,117,065

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.3%

14.  TYPE OF REPORTING PERSON

     CO
                              (Page 3 of 8 Pages)

                                 Schedule 13D

CUSIP No. 751582206                                            Page 4 of 8 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Paul J. Ramsay

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)    X
     (b)

3.   SEC USE ONLY

4.    SOURCE OF FUNDS

      Not applicable.

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Australian

NUMBER OF SHARES        7.  SOLE VOTING POWER
BENEFICIALLY OWNED               313,825
BY EACH REPORTING
PERSON WITH             8.  SHARED VOTING POWER
                               3,104,758

                        9.  SOLE DISPOSITIVE POWER
                                 313,825

                       10.  SHARED DISPOSITIVE POWER
                               3,104,758

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,418,583

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.1%

14.  TYPE OF REPORTING PERSON

     IN

                              (Page 4 of 8 Pages)

                                 Schedule 13D

CUSIP No. 751582206                                            Page 5 of 8 Pages


          NOTE: This Amendment No. 9 ("Amendment No. 9") supplements and amends Items 3, 4 and 5 of Amendment No. 8 dated June 12, 1995 ("Amendment No. 8") to the Statement on Schedule 13D dated September 4, 1987 (the "Statement") filed with respect to the equity securities of Ramsay Health Care, Inc., a Delaware corporation ("RHCI"). Information contained in Amendment No. 8 which is not amended hereby is not restated herein. Terms used herein which are defined in Amendment No. 8 and not defined herein shall have the same meanings ascribed to them in Amendment No. 8.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby amended by adding the following at the end thereof:

          Pursuant to an Amended and Restated Stock Purchase Agreement dated as of October 12, 1995 (the "Stock Purchase Agreement") by and among Paul Ramsay Holdings Pty. Limited, an Australian corporation ("Holdings"), RHCI and Ramsay Health Care Pty. Limited, an Australian corporation and affiliate of Ramsay Holdings (the "Manager"), Holdings purchased 154,500 shares of Common Stock (the "First Shares") for an aggregate purchase price of $560,062.50, consisting of $1,545.00 in cash and $558,517.50 as a prepayment by RHCI of certain management fees and other amounts to be paid to the Manager during RHCI's current fiscal year pursuant to that certain Amended and Restated Management Agreement dated as of June 25, 1992 between RHCI and the Manager.

          In addition, pursuant to the Stock Purchase Agreement, Holdings is obligated to purchase, subject to certain conditions, an additional 121,363 shares of Common Stock (the "Second Shares" and, together with the First Shares, the "Purchase Shares") for $439,940.88 in cash on October 30, 1995.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby amended by adding the following at the end thereof:

          Holdings acquired and will acquire the Purchase Shares for the purpose of investment.

     (a) Holdings intends to purchase the Second Shares on October 30, 1995 pursuant to the Stock Purchase Agreement as set forth in Item 3 above.

          Holdings intends to continue to review its investment in RHCI. Depending upon future evaluations of the business prospects of RHCI and upon other developments, including, but not limited to, general economic and business

                              (Page 5 of 8 Pages)

                                 Schedule 13D

CUSIP No. 751582206                                            Page 6 of 8 Pages


conditions and money market and stock market conditions, Holdings may determine to increase or decrease its investment in RHCI by acquiring additional Common Stock or other equity securities of RHCI.

     (b) - (j)  None.

Item 5.   Interest in Securities of Issuer
          --------------------------------

          Item 5 is hereby amended by adding the following at the end thereof:

          (a) As of the close of business on October 12, 1995, (i) Ramsay beneficially owned, for purposes of Rule 13d-3 under the Act, 3,418,583 shares of Common Stock, constituting, to the best knowledge of Ramsay, approximately 35.1% of the Common Stock (such amount consists of (x) 1,750 shares of Common Stock owned directly by Ramsay, (y) 312,075 shares of Common Stock issuable upon the exercise of currently exercisable options to purchase shares of Common Stock granted to Ramsay pursuant to RHCI's 1990 and 1991 Stock Option Plans and (z) 3,104,758 shares of Common Stock beneficially owned by Holdings), (ii) Holdings beneficially owned, for purposes of Rule 13d-3 under the Act, 3,104,758 shares of Common Stock constituting, to the best knowledge of Holdings, approximately 32.9% of the Common Stock (such amount consists of (w) 154,500 shares of Common Stock owned directly by Holdings, (x) 121,363 shares of Common Stock to be purchased, subject to certain conditions, by Holdings on October 30, 1995 pursuant to the Stock Purchase Agreement, (y) 1,679,898 shares of Common Stock owned directly by Ramsay Holdings HSA Limited, an Australian corporation and affiliate of Holdings ("RHL") and (z) 1,424,860 shares of Common Stock issuable upon conversion of 71,183 shares of Series C Preferred owned directly by Holdings and 71,303 shares of Series C Preferred owned directly by RHL) and
(iii) RHL beneficially owned, for purposes of Rule 13d-3 under the Act, 2,117,065 shares of Common Stock constituting, to the best knowledge of RHL, approximately 24.3% of the Common Stock (such amount includes 713,030 shares of Common Stock issuable upon conversion of 71,303 shares of Series C Preferred owned directly by RHL). Ramsay, Holdings and RHL constitute a "group" within the meaning of Section 13(d)(3) under the Act. Each of the members of the group disclaims beneficial ownership or the shares of Common Stock which were not owned directly by such person.

          (b) Except as set forth in Item 6 of this Statement (i) Ramsay has sole power to vote or direct the voting and to dispose or direct the disposition of 1,750 shares of Common Stock and has shared power to vote or to direct the voting and to dispose or direct the disposition of 1,679,898 shares of Common Stock and 142,486 shares of

                              (Page 6 of 8 Pages)

                                 Schedule 13D

CUSIP No. 751582206                                            Page 7 of 8 Pages


Series C Preferred, (ii) Holdings has shared power to vote or to direct the voting and to dispose or direct the disposition of 1,679,898 shares of Common Stock and 142,486 shares of Series C Preferred Stock and (iii) RHL has shared power to vote or to direct the voting and to dispose or direct the disposition of 1,404,035 shares of Common Stock and 71,303 shares of Series C Preferred Stock.

          (c) In addition to Item 3 of this Statement, on August 29, 1995 the Board of Directors of RHCI approved the grant of 1,750 shares of Common Stock, together with options to purchase an additional 1,750 shares of Common Stock, to each of RHCI's non-employee Directors, including Ramsay, in partial consideration of such Directors' services during RHCI's 1996 fiscal year.
Except for the foregoing, during the past 60 days neither Ramsay, Holdings nor RHL has effected any transaction in the Common Stock.

          (d)  Not applicable.

          (e)  Not applicable.

                              (Page 7 of 8 Pages)

                                 Schedule 13D

CUSIP No. 751582206                                            Page 8 of 8 Pages


                                   SIGNATURE


          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 25, 1995


                         PAUL J. RAMSAY



                         By:  /s/ Thomas M. Haythe
                             -----------------------------
                                Thomas M. Haythe
                                Attorney-in-Fact


                         PAUL RAMSAY HOLDINGS PTY. LIMITED



                         By:  /s/ Thomas M. Haythe
                             -----------------------------
                                 Thomas M. Haythe
                                 Attorney-in-Fact


                         RAMSAY HOLDINGS HSA LIMITED



                         By:  /s/ Thomas M. Haythe
                             -----------------------------
                                 Thomas M. Haythe
                                 Attorney-in-Fact


                              (Page 8 of 8 Pages)